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   (As filed with the Securities and Exchange Commission December 28, 2000)

                                                                File No. 70-9741
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                -----------------------------------------------
                                AMENDMENT NO. 2
                                      TO
                                  FORM U-1/A
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -----------------------------------------------
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201

                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                 (Names of companies filing this statement and
                   addresses of principal executive offices)
                -----------------------------------------------
                                     None
                (Name of top registered holding company parent)
                -----------------------------------------------
                                Larry Salustro
                   Senior Vice President and General Counsel
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                    (Name and address of agent for service)
                -----------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

          A. William Finke, Counsel             Bruce C. Davidson, Esq.
          Wisconsin Electric Power Company      Brian D. Winters, Esq.
          231 West Michigan Street              Quarles & Brady LLP
          P.O. Box 2046                         411 East Wisconsin Ave
          Milwaukee, Wisconsin 53201            Milwaukee, Wisconsin 53202
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                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----
ITEM 1:   DESCRIPTION OF PROPOSED TRANSACTION...............................   1
     A.   Introduction and Request for Commission Action....................   1
     B.   Transco Legislation...............................................  11
     C.   Transco Operations and Organization...............................  14
     D.   Transferred Properties............................................  28
     E.   Related Orders and Applications Pertaining to the Establishment of
          the Transco and Corporate Manager.................................  32

ITEM 2:   FEES, COMMISSIONS AND EXPENSES....................................  33

ITEM 3:   APPLICABLE STATUTORY PROVISIONS...................................  34
      A.  Section 10 Standards..............................................  35
          1.   Section 10(b)................................................  35
               a.          Section 10(b)(1).................................  36
               b.          Section 10(b)(2).................................  37
                    i.     Fairness of Consideration........................  37
                    ii.    Reasonableness of Fees...........................  38
               c.          Section 10(b)(3).................................  38
          2.   Section 10(c)................................................  41
               a.           Section 10(c)(1)................................  41
               b.           Section 10(c)(2)................................  42
                    (i)     Efficiencies and Economies......................  42
                    (ii)    Integrated Public Utility System................  43
                    (a)     Physical Interconnection........................  45
                    (b)     Single Interconnected and Coordinated System....  45
                    (c)     Single Area or Region...........................  46
                    (d)     Localized Management, Efficient Operation and
                            Effective Regulation............................  46
          3.   Section 10(f)................................................  48
     B.   Section 3(a)(1)...................................................  49

ITEM 4:   REGULATORY APPROVALS..............................................  52
     A.   Federal Power Act.................................................  52
     B.   State Public Utility Regulation...................................  54

                                     ToC-i
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ITEM 5:   PROCEDURE.........................................................  55

ITEM 6:   EXHIBITS AND FINANCIAL STATEMENTS.................................  55
     A.   Exhibits..........................................................  55
     B.   Financial Statements..............................................  58

ITEM 7:   INFORMATION AS TO ENVIRONMENTAL EFFECTS...........................  58

                                     ToC-ii
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     Wisconsin Energy Corporation and Wisconsin Electric Power Company hereby amend and restate their Application/Declaration on Form U-1 in Commission file No. 70-9741 as follows:

ITEM 1:   DESCRIPTION OF PROPOSED TRANSACTION

A.   Introduction and Request for Commission Action

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Wisconsin Energy Corporation ("WEC" or "Wisconsin Energy"), a Wisconsin corporation and an exempt holding company pursuant to Section 3(a)(1) of the Act, and Wisconsin Electric Power Company ("Wisconsin Electric") (collectively "Applicants"), a wholly-owned subsidiary of WEC and an electric utility company as defined by the Act, hereby request authorization for a transaction, as described in further detail below, in which:
(i) Wisconsin Electric will transfer ownership and control over its transmission assets to American Transmission Company LLC ("ATC" or the "Transco"), a
Wisconsin limited liability company formed on June 12, 2000, which will be a single-purpose transmission company; (ii) Edison Sault Electric Company ("Edison Sault"), a wholly-owned subsidiary of WEC and an electric utility company as defined by the Act, will transfer ownership and control over its transmission assets to the Transco; (iii) Wisconsin Electric and Edison Sault will receive, in exchange for such transfer, member units of the Transco in proportion to the value of the transmission assets contributed; (iv) Wisconsin Electric will purchase Class A shares of ATC Management Inc. (the "Corporate Manager"), a Wisconsin corporation formed on June 12, 2000, in proportion to the value of the transmission assets contributed to the Transco by itself and Edison Sault; and
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(v) Wisconsin Electric will purchase one Class B share of the Corporate Manager.
WEC also requests an order from the Commission affirming its continued Section 3(a)(1) exemption from registration under the Act. As explained in Section E below, this request for Commission action is made in conjunction with several other such requests by other parties related to the formation of the Transco.

     Applicants do not at this time request Commission approval for any further transaction by Transco or Corporate Manager. In the event Applicants propose to engage in any transaction resulting in a material change in the corporate structure, management, or control of Corporate Manager or Transco for which approval of the Commission may be required under the Act, Applicants will undertake to file a Post-Effective Amendment requesting such approval.

     In 1999, the State of Wisconsin enacted legislation that facilitates the formation of a single-purpose transmission company such as the Transco. As explained in more detail below, that legislation, among its other provisions, encourages public utility affiliates of Wisconsin holding companies to transfer ownership of their transmission assets to a transmission company. The legislation does so by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments these holding companies and their affiliates can make, after the transfer of assets to the Transco. The Transco will be managed by the Corporate Manager, which will also hold a portion of the Transco's membership interests. All participants in the Transco will ultimately own a direct or indirect interest in the Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant

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contributes to the Transco (except Edison Sault and South Beloit Water, Gas &
Electric Company, which are not expected to invest in the Corporate Manager).

     In addition to Wisconsin Electric and Edison Sault the initial participants in the Transco will be Wisconsin Public Power Inc. ("WPPI"), Wisconsin Public Service Corporation "AWPS"), Madison Gas & Electric Company "AMGE"), Wisconsin Power and Light Company ("WPL"), South Beloit Water, Gas and Electric Company ("South Beloit"), and the Corporate Manager./1/ All utilities participating in the Transco are referred to herein as "Member Utilities". Other transmission-owning utilities may, in the future, decide to become members of the Transco, as may non-transmission-owning utilities, based on their load ratio shares.

     Wisconsin Electric and Edison Sault intend to contribute their transmission assets to the Transco on or about January 1, 2001./2/

     WEC is a public utility holding company incorporated under the laws of the State of Wisconsin and is exempt pursuant to Section 3(a)(1) of the Act by order of the Commission from regulation by the Commission under the Act (except for Section 9(a)(2) thereof). Wisconsin Energy Corporation, Holding Company Act Release No. 27163 (April 10, 2000) ("WEC"). WEC's principal executive office is located at 231 West Michigan Street, Milwaukee, Wisconsin 53203.


--------------------
     /1/The Commission, in HCAR No. 27206 (Aug. 2, 2000) authorized, among other things, WPL to become a member of the Transco and to acquire shares of the Corporate Manager.

     /2/The Wisconsin legislation currently contemplates that the transfer of the transmission assets to the Transco will occur by January 1, 2001.

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     WEC owns directly all of the common stock of two public utility companies:
Wisconsin Electric, a combination electric and gas utility company, and Edison Sault, an electric utility company. In addition, WEC owns all of the common stock of WICOR, Inc. ("WICOR"), a public utility holding company incorporated under the laws of the State of Wisconsin, which is exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. See WEC, supra. WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas Company ("Wisconsin Gas"), which is a gas utility company organized under the laws of the State of Wisconsin. On a consolidated basis at December 31, 1999, WEC had total assets of $6.2 billion. During 1999, WEC had, on a consolidated basis, total operating revenues of $2.27 billion and net income of $209 million. WEC acquired WICOR on April 26, 2000, in a transaction accounted for as a purchase. Accordingly, WICOR is reflected in WEC's consolidated financial statements from and after the date of acquisition. WEC's June 30, 2000 consolidated financial statements are incorporated by reference in
Item 6.B. After the acquisition of WICOR, WEC had consolidated total assets of $8.4 billion at June 30, 2000.

     Wisconsin Electric and Edison Sault are subject to regulation by the Federal Energy Regulatory Commission (the "FERC") under the Federal Power Act (the "FPA") with respect to wholesale sales and transmission of electric power and gas, construction and operation of hydroelectric projects, gas marketing, and accounting and certain other matters. Wisconsin Electric is subject to regulation by the Public Service Commission of Wisconsin (the "Wisconsin Commission") and the Michigan Public Service Commission (the "Michigan Commission") and Edison Sault is subject to regulation by the Michigan Commission with respect to rates charged

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for retail gas and electric service and the terms and conditions of such retail service provided in the respective jurisdictions. Wisconsin Electric is subject to regulation by the Nuclear Regulatory Commission with respect to the activities of the nuclear facility which it owns. Wisconsin Gas is subject to regulation by the Wisconsin Commission with respect to rates charged for retail gas service and the terms and conditions of such retail service.

     Wisconsin Electric is authorized to provide retail electric service in designated territories in Wisconsin and in certain territories in Michigan. Wisconsin Electric also sells wholesale electric power. At December 31, 1999, Wisconsin Electric had total assets of $5.0 billion. During 1999, Wisconsin Electric had total operating revenues of $2.02 billion, and net income of $212 million after dividends on preferred stock.

     Wisconsin Electric generates, transmits, distributes, and sells electric energy in a territory of approximately 12,000 square miles, with a population estimated at 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. As of December 31, 1999, Wisconsin Electric had approximately 1.0 million electric customers. During 1999, Wisconsin Electric had electric operating revenues of $1.69 billion.

     Wisconsin Electric purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in four distinct service areas of about 3,800 square miles in Wisconsin: west and south of the City of Milwaukee, the Appleton area, the Prairie du Chien area, and areas within Iron and Vilas Counties. The gas service territory has an estimated

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population of approximately 1,200,000. During 1999, Wisconsin Electric had gas
operating revenues of $307 million.

     Effective May 31, 1998, WEC acquired ESELCO, Inc. ("ESELCO"), a holding company whose principal subsidiary was Edison Sault. ESELCO was merged with and into WEC with WEC the surviving company. Wisconsin Energy Corporation, Holding Company Act Release No. 26877 (May 21, 1998). Thus, Edison Sault is a wholly-owned direct subsidiary of WEC. Edison Sault is authorized to provide retail electric service in certain territories in Michigan. Edison Sault generates, transmits, distributes and sells electric energy in a territory of approximately 2,000 square miles with a population of approximately 55,000 in the eastern Upper Peninsula of Michigan. Edison Sault also provides wholesale electric service under contract with one rural cooperative. At December 31, 1999, Edison Sault had approximately 22,000 electric customers, and total assets of $75 million. During 1999, Edison Sault had electric operating revenue of $38 million and net income of $4 million.

     During 1999, Wisconsin Electric sold approximately 30.6 million megawatt-hours (MWH) of electric energy (at retail and wholesale). Wisconsin Electric's net generation totaled 28 million MWH during 1999, with the remaining sales provided for by power purchases. For the year ended December 31, 1999, approximately 63.6% of Wisconsin Electric's MWH sales was obtained from coal-fired generation, approximately 22.0% from nuclear generation, approximately 2.7% from other generation, and approximately 11.7% was purchased. During 1999, Edison Sault sold approximately 0.8 million MWH of electric energy (at retail and

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wholesale). In 1999, Edison Sault generated 23.9% of its total electric energy requirements and purchased 76.1% of its requirements.

     At December 31, 1999, Wisconsin Electric's electric transmission system consisted of 2,870 miles of transmission circuits, of which 771 miles were operating at 345 kilovolts, 123 miles at 230 kilovolts, 1,652 miles at 138 kilovolts, and 384 miles at voltage levels less than 138 kilovolts. The transmission assets also include associated real property interests. At December 31, 1999, Wisconsin Electric was operating 21,987 pole miles of overhead distribution lines and 16,295 miles of underground distribution cable, as well as 350 distribution substations and 233,726 line transformers.

     Edison Sault owns two 138 kilovolt submarine transmission cable circuits, which interconnect with Consumers Energy Company in the Lower Peninsula of Michigan, as well as two 138 kilovolt substations, which interconnect with a 46 mile, 138 kilovolt transmission line owned and operated by Cloverland Electric Cooperative. In total, Edison Sault had 282 miles of transmission line in service at December 31, 1999, and maintained 792 miles of primary distribution lines. Edison Sault renders service to its customers through approximately 8,600 line transformers.

     At December 31, 1999, Wisconsin Electric's gas distribution system included approximately 7,895 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company ("ANR"), Natural Gas Pipeline Company of American, Northern Natural Gas Company ("Northern Natural") and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant, which converts and stores in

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liquefied form natural gas received during periods of low consumption. The liquefied natural gas storage plant has a send-out capability of 70,000 dekatherms per day. Wisconsin Electric also has propane tanks for peaking purposes. These tanks can provide approximately 7,000 dekatherms of supply to the system.

     Wisconsin Electric also operates two district steam systems for space heating and processing. These systems are located in Milwaukee and in Wauwatosa, Wisconsin, and are subject to regulation by the Wisconsin Commission. The combined systems consist of approximately 43 miles of high and low pressure mains and related regulating equipment. Steam for the Milwaukee system is supplied by Wisconsin Electric's Valley power plant. Steam for the Wauwatosa system is supplied by Wisconsin Electric's Milwaukee County power plant.

     In addition, each of the following companies are direct non-utility subsidiaries of WEC:

     (a) Wispark Corporation ("Wispark"), which develops and invests in real estate, primarily business parks and industrial buildings.

     (b) Wisvest Corporation ("Wisvest"), which is a non-regulated energy services subsidiary that builds, owns, operates and maintains energy production facilities and invests in other energy-related projects.

     (c) Wisconsin Energy Capital Corporation ("WECC"), which engages in investing and financing activities.

     (d) Minergy Corp. ("Minergy"), which is engaged in the business of developing and marketing proprietary technologies designed to convert high volume industrial and mineral wastes into value-added products.

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     (e) WEC International Inc. ("WECII"), which serves as WEC's international investment vehicle.

     (f) Witech Corporation ("Witech"), which is a venture capital company operating in the State of Wisconsin.

     (g) WEC Nuclear Corporation, formerly WEC Sub Corp., which has an ownership interest in Nuclear Management Company, L.L.C., a company which provides services to Wisconsin Electric in connection with the Point Beach nuclear plant and to other companies that own nuclear generating facilities.

     (h) Northern Tree Service, Inc., which is engaged in tree trimming in the State of Michigan's eastern Upper Peninsula.

     (i) Badger Service Company ("Badger"), which holds coal rights in Indiana.

     Effective April 26, 2000 WEC acquired WICOR, a holding company. See WEC, Supra. On a consolidated basis at December 31, 1999, WICOR had total assets of $1.1 billion. During 1999, WICOR had total operating revenues of $1.01 billion and net income of $53.8 million.

     WICOR has one wholly-owned public utility subsidiary, Wisconsin Gas, a gas utility company which is organized under the laws of the State of Wisconsin. At December 31, 1999, Wisconsin Gas distributed gas to approximately 538,000 customers in 529 communities throughout Wisconsin. Wisconsin Gas' service area has a population of approximately 2,000,000. At December 31, 1999, Wisconsin Gas had total assets of $674 million. During 1999, Wisconsin Gas had total operating revenues of $439.5 million, and net income of $26.4 million.

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     Wisconsin Gas owns a gas distribution system, which, on December 31, 1999, included approximately 9,300 miles of distribution and transmission mains, 455,000 service laterals and 535,000 active meters. Wisconsin Gas receives gas at gate stations throughout Wisconsin connected to the pipeline transmission systems of ANR, Northern Natural and Viking Gas Transmission Company.

     The following companies are direct non-utility subsidiaries of WEC's wholly-owned subsidiary WICOR:

     (a) WICOR Energy Services Company ("WICOR Energy"), which engages in natural gas purchasing and selling, and energy and price risk management.

     (b) FieldTech, Inc. ("FieldTech"), which provides meter reading and technology services for gas, electric and water utilities.

     (c) WICOR Industries, Inc. ("WICOR Industries"), an intermediate holding company, which holds the stock of WICOR's manufacturing subsidiaries and owns 100 percent of the voting securities of five direct subsidiaries: Sta-Rite Industries, Inc. ("Sta-Rite"), SHURflo Pump Manufacturing Company ("SHURflo"), Hypro Corporation, WEXCO of Delaware, Inc. and WICOR Foreign Sales Corp. WICOR Industries and its subsidiaries manufacture pumps and fluid processing equipment including filtration equipment for residential, agricultural, and industrial markets worldwide.

     WICOR is a co-owner of Guardian Pipeline, L.L.C. ("Guardian"). Guardian is a limited liability company formed to construct, own and operate an interstate natural gas pipeline extending approximately 150 miles from the Chicago Market Hub near Joliet, Illinois, to near the

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Town of Ixonia, Jefferson County, in southeastern Wisconsin. Subsidiaries of CMS
Energy Corporation and Northern States Power Company are equal one-third members with WICOR in Guardian. The pipeline will have a capacity of 750,000 dekatherms per day, will cost approximately $234 million, and is planned to be in service by November 1, 2002. Wisconsin Gas has committed to purchase 650,000 dekatherms per day of capacity in the pipeline.

B.   Transco Legislation

     In 1999, the State of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit single-purpose transmission company./3/ The Transco will charge a single system-wide average network rate to be phased in over 5 years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out" service, under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members" multiple transmission systems; one-stop shopping for transmission and wholesale distribution services over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WEC, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of


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     /3/1999 Wisconsin Act 9, (S)(S) 2335 tr to 2335 uh (Assembly Amendment to
     Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

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an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of their assets to the Transco./4/ The Transco will be managed by the Corporate Manager. All Transco participants will ultimately own direct or indirect interests in the Transco in proportion to the value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco Legislation, that participate in the Transco will purchase their interests for cash and will obtain ownership shares in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI,/5/ will purchase their interests for cash at a price that will keep the other participants whole, as explained below.


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     /4/Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible investments" (as defined in the Wisconsin Public Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Public Service Commission of Wisconsin and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest Independent Transmission System Operator, Inc. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunications services; provide environmental engineering services; and manufacture or sell products that filter, pump, or process water or other fluids. All such assets in the WEC system will thus not count toward the investment cap if, among other things, Wisconsin Electric contributes its transmission assets to the Transco in accordance with the Transco Legislation.

     /5/WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political subdivision of the state. Section 66.073 of the Wisconsin Statutes.

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     The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open-access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. If, however, the Midwest ISO fails to commence operations, or ceases operations, the Transco, in accordance with the Transco Legislation, will join another independent system operator or other regional transmission organization authorized under federal law to operate in Wisconsin.

     As previously stated, the initial participants in the Transco will include, in addition to Wisconsin Electric and Edison Sault, WPL, South Beloit, WPPI, WPS, and MGE/6/. All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both within and outside of Wisconsin, may, in the future, decide to become members of the Transco and will then also become Member Utilities. The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001,

--------------------
     /6/The Corporate Manager will also initially own a less than 1% interest in the Transco.

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(the "Operations Date")./7/ The transmission systems of the Member Utilities
(and the Alliant Energy transmission assets that are not being transferred to the Transco) are interconnected at various points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN")./8/ MAIN promotes coordinated planning, construction, operation, maintenance and use of operation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant to the Wisconsin "advance planning" law in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

C.   Transco Operations and Organization

     The Transco will have the exclusive duty to provide transmission service in geographic areas previously served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been transferred directly to the Midwest


--------------------
     /7/The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, for a Wisconsin public utility holding company to obtain relief from the asset cap described in note 4 above, the holding company's affiliated transmission-owning utilities must commit to transfer their transmission assets to the Transco by January 1, 2001. Wisconsin Electric has made such a commitment to the Wisconsin Commission. It is not clear how a failure to actually effect a transfer by the Operations Date would affect relief under the asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that the Transco will begin operations on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

     /8/Edison Sault is technically a member of the East Central Area Reliability (ECAR) group. However, pursuant to a FERC-approved joint operating agreement, on January 1, 2001, Edison Sault will become a part of the Wisconsin Electric control area.

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ISO./9/ Wisconsin law prohibits the Transco from bypassing distribution systems and directly serving retail customers.

     As contemplated by the Transco Legislation, the Transco is organized as a limited liability company under Wisconsin law. A Wisconsin limited liability company may elect to be "member managed" or "manager managed."/10/ The Transco has elected to be manager managed, and Wisconsin law specifically allows the manager of any limited liability company to be a corporation./11/ The Transco has designated the Corporate Manager, a Wisconsin corporation formed for this purpose, to be its manager. The two legal entities, the Transco and the Corporate Manager, are a single functional unit, as the Corporate Manager exists for the sole purpose of conducting the affairs of the Transco.

     The transmission-owning Member Utilities will receive member units in the Transco in proportion to the value of the transmission assets they contribute. For purposes of establishing these proportions, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated depreciation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting proportions will then be adjusted based on various factors including the level of participation by transmission dependent utilities, such as WPPI, which may acquire member units in the Transco for cash


--------------------
     /9/As noted above, if the Midwest ISO fails to commence, or ceases operations, the Transco will join another independent system operator or other regional transmission organization authorized under federal law to operate in Wisconsin.

     /10/Section 183.0401(2), Wis. Stat.

     /11/Sections 183.0401(2)(6), 183.0102(13), and 183.0102(18).

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based upon their 1999 Wisconsin load share ratio. It is expected that Wisconsin
Electric's and Edison Sault's initial interests in the Transco will approximate 42% and 6%, respectively, or 48% in the aggregate. These ownership percentages may fluctuate based on various factors, including the number of municipal utilities and electric cooperatives that participate in the Transco. The Member Utilities, with the exception of Edison Sault and South Beloit, will also purchase shares of the Corporate Manager for cash, in proportion to their percentage interests in the Transco. It is expected that Wisconsin Electric will pay approximately $48,000 for an approximate 48% interest in the Corporate Manager based on the initial interests in the Transco of itself and Edison Sault. The Corporate Manager will have two classes of common stock: Class A and Class B. Wisconsin Electric will receive approximately 48% of the non-voting Class A shares, in proportion to its and Edison Sault's ownership interests in the Transco. Additionally, Wisconsin Electric, WPL, MGE, WPS, and WPPI will each receive one Class B voting share.

     This structure accomplishes two explicit goals articulated by the Wisconsin Legislature in the Transco Legislation. First, the Transco Legislation requires that the transfer of transmission assets be designed to avoid or minimize material adverse tax consequences and, to the extent practicable, satisfy the requirements for a tax-free transfer./12/ The "pass-through" tax treatment afforded by the limited liability company structure accomplishes this purpose and avoids any tax-induced retail rate impact from the creation of the Transco. The transfer of assets to a limited liability company is a tax-free transaction and income earned by the Transco will not be taxed twice, as it would in a corporation.


--------------------
     /12/Section 196.485(5)(b)2.a and 196.485(5)(b)2.b, Wis. Stat.

     Second, the Transco Legislation clearly contemplates a transmission company that can access public financial markets./13/ The Transco Legislation also allows any holder of 10% or more equity in a transmission company to, after 3 years, require the transmission company to comply with all state and federal laws necessary for the holder to sell or transfer its ownership interests./14/ Because corporate stock is more readily marketable to the public than member units in a limited liability company, the creation of the Corporate Manager as a stock corporation will facilitate access to public financial markets.

     FERC, in Order 888 and Order 2000, and the Wisconsin Legislature in Act 204, have recognized that in order to foster competitive markets in electricity, transmission facilities should operate independently from the generation or distribution business. The Transco will further the goals of FERC and Act 204 in two ways. First, the Transco has applied to join the Midwest ISO and the Midwest ISO has accepted the application effective on the ISO's operation date, at which time the Transco will transfer operational control of its transmission facilities to the Midwest ISO./15/

     Second, over time, public ownership of the Transco is expected to increase and ownership by the utilities to decrease, furthering the goal of complete independence of transmission from the generation and distribution businesses. During the first three years of the


--------------------
     /13/The Transco Legislation refers to an anticipated "initial issuance of securities by the transmission company to any 3d party." Section 196.485
     (3m)(a)4, Wis. Stat.

     /14/Section 196.485(3m)(a)5, Wis. Stat.

     /15/The Transco Legislation provides that if the Midwest ISO fails to commence operations or ceases operations, requirements that apply to the Midwest ISO will apply to any other independent system operator or regional transmission organization that is authorized under federal law to operate in Wisconsin. Section 196.485(2)(bx), Wis. Stat.

Transco's existence, no member may transfer its interest in the Transco except to an affiliate or to another member of the Transco. After the three-year period, however, if a Transco member wishes to sell all or part of its interest in the Transco, it can do so by redeeming its Member Units in the LLC for Class A Shares of the Corporate Manager. (The member who receives such Class A stock would be free to sell it to a third party.) Alternatively, the Transco member could sell its member units to the Corporate Manager for cash. The Corporate Manager would raise the cash for such a purchase by means of a public offering of Class A shares. As the initial members of the Transco sell some or all of their interest to the Corporate Manager, a greater share of the Transco will be owned by the Corporate Manager. The Corporate Manager, in turn, will be owned in greater share by the investing public through the sale of stock. Broader public ownership would move the Transco over time toward the goal of complete independence from the founding utilities and thus from the generation and distribution businesses those utilities engage in.

     Various requirements regarding the ownership and governance of a transmission company in Wisconsin are set forth in the Transco Legislation./16/

     Each utility that transfers its transmission assets to the Transco will receive as consideration membership (LLC) units in the Transco in proportion to the value of the assets transferred. In accordance with the Transco Legislation, the assets transferred will be valued at


--------------------
     /16/Sections 196.485(3m)(c), 196.485(5), and 196.485.(6), Wis. Stat.

net book value determined on the basis of the regulated books of account at the time of transfer./17/ WPPI, which owns no transmission assets, is investing cash in the Transco and will receive membership units in proportion to its investment. Membership units will initially be valued at $10. The Corporate Manager will also have a membership interest in the Transco by virtue of an investment of $1,000 for 100 membership units.

     The Transco is governed by the Corporate Manager's shareholders and Board of Directors ("Board"). The Board will appoint the chief executive officer (and other officers) of the Corporate Manager. Because the management of the Transco is vested in the Corporate Manager, the governance requirements set forth in the Transco Legislation/18/ are satisfied through the provisions of the Corporate Manager's organizational documents as described below.

     The Corporate Manager's Amended and Restated Articles of Incorporation provide for 100,000,000 shares of common stock, with 99,999,990 shares being Class A stock and ten shares being Class B. Initially, each participant's ownership of Corporate Manager Class A stock will be in the same proportion as the participant's ownership interest in the Transco (its own and Edison Sault's interests in the case of Wisconsin Electric). With 5 initial participants, only 5 of the 10 shares of Class B stock will initially be issued. (Ten thousand shares of Class A Stock will initially be issued.) If at any time a participant's ownership interest in the Transco falls below 2%, then it must sell its share of Class B stock back to the Corporate Manager./19/


--------------------
     /17/Section 196.485(5)(b)7, Wis. Stat.

     /18/Section 196.485(3m)(c), Wis. Stat.

     /19/However, unlike the other participants, WPPI may retain its share of Class B stock regardless of its percentage ownerhip interest in the Transco.

     Prior to a public offering, only Class B shares will have voting rights, including the right to elect directors. Each Class B stockholder will have the right to appoint one director to the Board. An appointee to the Board may be removed only by the participant nominating him or her. The four independent directors required by the Transco Legislation/20/ will be elected to the Board by a majority vote of the Class B stockholders. Class B stockholders will also have the following powers:

     (i)  by majority vote, to amend the Articles of Incorporation; and

     (ii) by majority vote, to approve any merger, consolidation or sale of all or substantially all of the assets of Corporate Manager.

     After a public offering of stock in the Corporate Manager, Class A stockholders will be entitled to vote and will elect a majority of the Board. Although after a public offering Class B stockholders will only elect a minority of the Board, each Class B stockholder would continue to have the right to appoint one director to the Board. After a public offering, holders of Class A stock will possess all voting rights incident to shares of common stock under Wisconsin law, including the right to vote on amendments to the Articles of Incorporation and on any proposal to merge, consolidate or sell the Corporate Manager.

     All Class B shares will convert into Class A shares on the earlier of the following events:

     (i) the Corporate Manager owns more than 50% of the Transco membership units; or


--------------------
     /20/Section 196.485.(3m)(c)2, Wis. Stat., provides: "That at least 4 managers or directors of the transmission company have staggered 4-year terms, are elected by a majority vote of the voting security holders and are not directors, employees or independent contractors of a person engaged in the production, sale, marketing, transmission or distribution of electricity or natural gas or of an affiliate of such person."

     (ii) the tenth anniversary of the Operations Date;/21/

provided that the Board may, by majority vote, elect to override the conversion and keep the Class B shares outstanding after such an event. Such a conversion of Class B shares into Class A shares would mean that, at that time, the Class A shareholders will elect all directors.

     Most decisions of the Board require a majority of a quorum/22/ of the Board, including:

     (i) approving an operating and a capital budget for the Transco and the Corporate Manager;

     (ii) effecting a change in the distribution payment rate of the Transco, which will initially be set at 80%;

     (iii) hiring and firing officers and establishing their compensation, including benefit plans;

     (iv) admitting new participants to the Transco, and determining the price therefor;

     (v) after three years, making an initial public offering of the stock of the Corporate Manager;

     (vi) approving for submission to the shareholders either (a) the amendment of the Articles of Incorporation of the Corporate Manager or (b) the merger, consolidation or sale of all or substantially all of the Corporate Manager's assets; and

     (vii) approving changes to the Bylaws (with certain exceptions).

Unanimous Board approval will be required for the following:

     (i)   to effect a change in the allocation of profits and losses;

     (ii) to effect a public offering prior the third anniversary of the Operations Date;


--------------------
     /21/The Operations Date is January 1, 2001.

     /22/A quorum is fixed at two-thirds of the directors until an initial public offering is made, at which time a simple majority will constitute a quorum.

     (iii) to change the number of directors on the Board prior to the tenth anniversary of the Operations Date; and

     (iv) to make any amendment of the Articles of Incorporation or Bylaws that relates to matters requiring unanimity or to amend any provision in the Bylaws that incorporates or embodies a provision of 1999 Wisconsin Act 9.

     The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco. Because the Transco is a manager-managed limited liability company, the Operating Agreement will grant to the Corporate Manager full, complete and exclusive discretion to exercise management control over the business of the Transco. As the manager, the Corporate Manager is obligated to provide all management services to the Transco, which itself has no management. The Corporate Manager may not resign or be removed as manager without the unanimous consent of the Member Utilities and the Corporate Manager. (The members of the Transco also control the Corporate Manager so if they believe that it is performing inadequately, their remedy is to replace the management of the Corporate Manager, and not the Corporate Manager as manager of the Transco.) The Corporate Manager also is to have no other role than to serve as manager of the Transco. Thus, it will negotiate all contracts on behalf of the Transco, and make all required filings on the Transco's behalf. The Corporate Manager's employees will either directly or by contract with third parties perform all the functions necessary to run an electric transmission company. Accordingly, all of the Corporate Manager's expenses will be for the account of the Transco. Such expenses will be charged back to the Transco at cost in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. The Corporate Manager will have all powers as a manager to do all things necessary and convenient to carry out the Transco's business. The Transco will rely completely on the Corporate Manager to take all actions required in the conduct of the Transco's business.

     It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation./23/ Services provided under the O&M Agreements will include operations services such as inspection, field switching and communications repair; line equipment maintenance services such as line inspection, line repair, grounding, corrosion control and right of way access maintenance; station equipment services including inspection, structure and foundation repair and system testing and maintenance; emergency response services such as field response, emergency clean up response and post-emergency repair; station related services such as grass maintenance, vegetation control and security checks; and other miscellaneous services including grounding repair and major equipment repair. Each utility will commit to maintain the organizational and physical resources needed to perform all services under an O&M Agreement.

     The Member Utilities and the Transco will also enter into one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Services provided under the Services Agreements include control center services including the provision and supervision of control center operator labor and dispatch of field operations personnel; real estate services which include real estate records management, encroachment monitoring, lease management,


--------------------
     /23/Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

billing and collection, joint facility management and route planning, siting and selection; project services necessary for the design, functioning and construction of capital projects including engineering, protection and control design, procurement and construction; environmental services; supply chain services including sourcing, logistic, inventory and warehousing functions; engineering services; planning services and other miscellaneous services.

     The decision to employ the O&M Agreements and the Services Agreements just referred to has been made pursuant to the requirements of the Transco Legislation, which provides that the Transco shall,

          [S]ubject to any approval required under state or federal law, contract with each transmission utility that has transferred transmission facilities to the transmission company for the transmission utility to provide reasonable and cost-effective operation and maintenance services to the transmission company during the 3-year period after the transmission company first begins operations. The transmission company and a transmission utility may, subject to any approval required under federal or state law, agree to an extension of such 3-year period.

The rationale for this statutory mandate is that, at least during the initial 3-year period, economy, reliability and safety will best be served if the required services are provided to the Transco by the utilities whose transmission assets are being transferred. Those utilities have the resources, and their personnel have the expertise and the experience with the transmission assets, to provide the required services safely, reliably and economically. The agreements provide that the covered services will be rendered at cost, except that unless otherwise prohibited by law, the Transco will commit to use an annual minimum of 85% of the number of hours of a member utility's own labor used in a representative year for transmission facilities maintenance. The rationale for this provision is that the utilities will be committing labor and other resources to performance of the services required by the Transco and will incur the costs of that resource commitment.

     Wisconsin Energy, as an unregistered holding company, and Wisconsin Electric and Edison Sault as its affiliates, are not subject to the Commission's jurisdiction regarding transactions limited to cost. Nevertheless, the Applicants believe that the terms of the Services Agreements and the O&M Agreements provide fair, reasonable, and equitable compensation for the costs incurred to render services to the Transco, and are consistent with the requirements of Section 13(e) of the Act.

     The Transco will enter into an Asset Contribution Agreement ("ACA") with each Member Utility that is contributing transmission assets. The ACA provides for each Member Utility to identify the real estate rights of way and personal property that are to be contributed, and establishes the form of those conveyances. In brief, the assets conveyed are required to be all those necessary to enable the Transco to conduct transmission operations. Each Member Utility will make certain representations with respect to those assets conveyed, and will agree to indemnify the Transco in the event of a breach of those representations.

     Additionally, the Member Utilities and the Transco will enter into a Forming Party Agreement Regarding System Operating Procedures ("Forming Party Agreement") which memorializes certain principles of the Transco transmission system operation that the Member Utilities agreed are necessary to ensure that transmission system reliability and efficiency are continued during the transition of system control from the Member Utilities to the Transco. No services will be provided under the Forming Party Agreement, though some of the principles articulated in the Forming Party Agreement have been incorporated into other agreements, such as service agreements, between the Member Utilities and the Transco.

     The distribution systems owned and operated by the Member Utilities are currently interconnected with the current Member Utilities' transmission systems. On January 1, 2001, when the Transco will take over ownership and operation of the Member Utilities' transmission systems, the Member Utilities' distribution systems will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Distribution-Transmission Interconnection Agreement (each, a "D-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' distribution systems with the Transco transmission system, addressing such matters as maintenance, operating and meter standards, access to facilities and liability issues. The D-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection services to the Member Utilities.

     The Member Utilities' generators are currently interconnected with the Member Utilities' transmission systems. On January 1, 2001, the Member Utilities' generators will be interconnected with the Transco's transmission system. Each Member Utility will enter into a Generation B Transmission Interconnection Agreement (each a "G-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' generators with the Transco transmission system, addressing such matters as maintenance, operating and metering standards, access to facilities, redispatch, provision of ancillary services and liability issues. The G-T Agreements contains no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection service to the Member Utilities' generators.

     The Member Utilities will each enter into a Network Operating Agreement ("NOA") and Network Integration Transmission Service Agreement ("NITSA") with the Transco. These agreements are transmission service agreements pursuant to the Transco's OATT on file at FERC for the provision of network integration transmission service. The NITSA is a form agreement on file at FERC. The NITSA specifies the network resources and network load that will be served under the agreement. The NOA contains the specific operating provisions that allow a network customer to integrate its load and resources as provided in the OATT.

     WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but will not be contributing transmission assets. Because the participation of tax exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco,/24/ such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually, such that all tax-exempt participants will be


--------------------
     /24/Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax-exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax-exempt entities.

required to make additional cash contributions (or receive a refund of any "over contributed" funds) to ensure that the return otherwise payable to the other transmission-contributing participants is not diminished because of the tax exempt entities' participation.

     No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be additional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

     More detailed information regarding the financing and governance of the Transco and the Corporate Manager is contained in the August 15, 2000 Application of Alliant Energy, SEC File No. 70-9735 (the "Alliant Application").

D.   Transferred Properties

     Wisconsin Electric and Edison Sault propose to transfer ownership and control of their transmission assets to the Transco. The Transco will acquire from Wisconsin Electric and Edison Sault transmission facilities that operate at voltages of 345 kV, 138 kV and 69 kV. The Wisconsin Electric and Edison Sault transmission assets proposed to be transferred include:

          . Transmission lines (including towers, poles, and conductors) and transmission substations;

          . Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

          . Lines providing connections to generation sources and step-up (plant) substations;

          . Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

          .    Substations that provide primarily a transmission function;

          . Voltage control devices and power flow control devices directly connected to the transmission system; and

          . Associated real estate and interests in real estate located in the States of Michigan and Wisconsin, as further described in the relevant property descriptions, or easements granted or assigned to the Transco.

The determination as to what Wisconsin Electric assets constitute "transmission" assets to be transferred to the Transco has been made consistent with an order of the Public Service Commission of Wisconsin, dated July 13, 2000, in Docket No. 05-EI-119. The PSCW conducted a proceeding specifically to provide direction on this issue to the Wisconsin utilities./25/

     A breakdown of the transmission assets to be contributed to the Transco by Wisconsin Electric and Edison Sault is provided in Exhibit I. The original cost of the Wisconsin Electric and the Edison Sault transmission assets is approximately $372.9 million and $41.0 million, respectively. The net book value (original cost less accumulated depreciation) of the Wisconsin Electric transmission assets and the Edison Sault transmission assets at December 31, 2000 is expected to be approximately $230.0 million and $31.4 million, respectively, and the contribution value is expected to be approximately $214.0 million and 30.0 million, respectively.

     The facilities Wisconsin Electric and Edison Sault will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to


--------------------
     /25/See Investigation into the Classification of Transmission Facilities Pursuant to Wis. Stats. (S) 196.485(1)(h), Docket No. 05-EI-119.

substations providing transformation or connection to any retail customer regardless of voltage level.

     Wisconsin Electric currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue to provide such service as Wisconsin Electric's agent. Consequently, transmission customers that use Wisconsin Electric's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over Wisconsin Electric's current transmission and distribution system.

     The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO./26/ Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco will also be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.

     Wisconsin Electric and Edison Sault will each enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of their


--------------------
     /26/If the Midwest ISO fails to commence operations or ceases operations, statutory requirements that apply to the Midwest ISO will apply to any other independent system operator or regional transmission organization that is authorized under federal law to operate in Wisconsin. Section 196.485(2)(bx), Wis. Stat.

respective transmission assets. The transmission assets transferred to the Transco will include Wisconsin Electric's rights and interests in any contracts under its existing Open Access Transmission Tariff (the "Wisconsin Electric OATT").

     In addition to the assets from Wisconsin Electric and Edison Sault, it is expected that the Transco will also acquire transmission assets from WPL, South Beloit, MGE and WPS. The Transco is also expected to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each member unit initially issued in exchange for transmission assets.

     The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell them under its OATT. The Transco expects to enter into agreements to purchase must- run and ancillary services from generators in the control areas of Wisconsin Electric, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

     Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission services under its OATT to those existing open access customers currently served by Wisconsin Electric under the existing Wisconsin Electric OATT and to any other eligible customer requesting transmission service from the Transco. Wisconsin Electric will become a transmission customer of the Transco under its transmission tariff. Where Wisconsin

Electric is responsible for providing transmission service under agreements or tariffs pre-dating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

E. Related Orders and Applications Pertaining to the Establishment of the Transco and Corporate Manager

     On August 3, 2000, Alliant and WPL obtained a Commission order authorizing them to: (i) acquire small membership interests in the Transco; (ii) acquire a small percentage of the capital stock of the Corporate Manager; and (iii) authorizing Alliant, through September 30, 2001, to guarantee the Transco's payment obligations under a credit agreement and to enter into a reimbursement agreement with the Transco./27/

     On August 15, 2000, WPL, South Beloit, the Transco and the Corporate Manager filed the Alliant Application seeking Commission authorization for: (i) WPL to transfer ownership and control over its transmission assets to the Transco; (ii) South Beloit to transfer ownership and control over its transmission assets to the Transco; (iii) WPL and South Beloit to receive, in exchange for their transmission assets, member units, i.e., shares, of the Transco; (iv) WPL to purchase Class A shares of the Corporate Manager; (v) WPL to purchase one Class B share of the Corporate Manager; (vi) the Transco's issuance of member units in exchange for transmission assets, in the case of transmission-owning Transco members, or cash, in the case of


--------------------
     /27/Alliant Energy Corporation, HCAR No. 27206 (August 3, 2000).
         --------------------------
transmission-dependent Transco members; and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments.

     WPL and South Beloit have also sought Commission authorization through June 30, 2004 for external financing by the Transco and the Corporate Manager through various forms of (i) short-term debt financing; (ii) long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco.

     This Application, the Alliant Application and any applications filed by other Member Utilities should be viewed as companion filings. All must be approved expeditiously if the Transco is to commence operations prior to the Operations Date. If the Commission does not act within this timeframe certain Applicants will be in violation of the Transco Legislation and may face adverse regulatory consequences./28/

ITEM 2:   FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred, or to be incurred, by the Applicants in connection with the transactions proposed herein are estimated as follows:

          Real Estate Appraisal and Transfer Costs     $  821,000
          Environmental Assessment and Remediation        311,000
          Legal Fees                                    1,082,000
          Independent Engineer's Fee and Miscellaneous     80,000
          Internal Non-Labor                              806,000
          Internal Labor                                  812,000
                                                       ----------
          Total                                        $3,912,000


--------------------
     /28/For example, pursuant to Wis. Stats. (S) 196.485(8), any public utility affiliate that does not complete the contribution of its transmission facilities to the Transco by January 1, 2001, will be subject to a penalty of $25,000 for each day that the contribution is delayed if the Transco is legally able to accept the contribution.

ITEM 3:   APPLICABLE STATUTORY PROVISIONS

     The Applicants believe that the proposed transaction is regulated by Sections 9(a)(2), 10 and 3(a)(1) of the Act. To the extent the Commission finds that the transaction requires authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, the Applicants hereby request such authorization, approval or exemption.

     When the transmission assets of the Member Utilities are transferred to the Transco, the Transco will become an "electric utility company" under Section 2(a)(3) of the Act and a "public utility company" under Section 2(a)(5). In addition, it is possible that the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will also become an "electric utility company" and a "public utility company." For purposes of this Application, the Applicants have assumed that the Commission will consider the Corporate Manager to be a "public utility company." However, the Applicants reserve the right to make a future filing demonstrating that the Corporate Manager should not be considered to be a public utility company.

     As a result of the proposed transaction, Wisconsin Energy will be indirectly acquiring 5% or more of the outstanding voting securities of the Transco. Wisconsin Energy already maintains such an interest, directly or indirectly, in Wisconsin Electric, Edison Sault and Wisconsin Gas, all of which are public utility companies under Section 2(a)(5) of the Act. As a consequence, Wisconsin Energy's indirect acquisition of an interest in the Transco will be subject to the

Commission's approval pursuant to Section 9(a)(2) of the Act. Similarly, if the Corporate Manager is considered to be a public utility company, Wisconsin Electric will be directly acquiring more than 5% of two public utility companies (the Transco and the Corporate Manager)/29/. Therefore, the Applicants believe that the proposed transaction cannot proceed without the Commission's approval under Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

A.   Section 10 Standards

     The statutory standards to be considered by the Commission in evaluating the transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act. For the reasons set forth in detail below, the transaction fully complies with such sections.

     1.   Section 10(b)

          Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;


--------------------
     /29/Although Edison Sault may acquire more than 5% of the voting securities of the Transco, it will not acquire any shares in the Corporate Manager. Since Edison Sault does not have any other utility affiliates, as the term "affiliate" is defined for purposes of Section 9(a)(2) of the Act, the Applicants believe that its direct acquisition of member units in the Transco, as opposed to WEC's indirect acquisition of those units, is not subject to the Commission's approval under Section 9(a)(2) of the Act. In the event that Edison Sault's interest in the Transco exceeds 10%, in which case Edison Sault may be deemed to be a "holding company" under the Act, Edison Sault will file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act.

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisitions will unduly complicate the capital structure of the holding-company of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

          a.   Section 10(b)(1)

     The proposed transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumer.

     The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager. The employees of the Transco and the Corporate Manager will not be employees of any of the member utilities. Therefore, any interlocking relations will be minimal, at most.

     Similarly, the proposed transaction will not tend toward any "concentration of control of public utility companies" that is detrimental to the public interest or the interest of consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five member utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of these Member Utilities -- WPPI -- currently has no such input. Indeed the creation of the Transco will encourage competition, rather than concentrate control.

     b.  Section 10(b)(2)

     Under Section 10(b)(2) of the Act, the Commission must determine whether the consideration to be paid in connection with the transaction "including all fees, commissions and other remuneration ... is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of ... the utility assets underlying the securities to be acquired ...."

          i.  Fairness of Consideration

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in, and the earning capacity of, the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on the assets as well.

This being the case, all Member Utilities, including Wisconsin Electric and Edison Sault, can expect to earn a fair return on their investment.

          ii.  Reasonableness of Fees

     An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transaction. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind and that the standards of Section 10(b)(2) are thus satisfied.

          c.   Section 10(b)(3)

     Section 10(b)(3) requires that the Commission determine whether the proposed transaction will unduly complicate WEC's or Wisconsin Electric's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of WEC's system.

     The corporate capital structures of WEC and Wisconsin Electric after the consummation of the proposed transaction will not be unduly complicated. The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent member units (LLC interests) of the Transco. Although such structure introduces an additional corporate layer into the WEC system, the Transco and the Corporate Manager will, as a practical matter, function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly"./30/

     In any event, as set forth more fully elsewhere in this Application/Declaration the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the WEC holding company system.

     The transfer of the Wisconsin Electric transmission assets to the Transco in exchange for a membership interest in the Transco will not be detrimental to the investors in Wisconsin Electric. There are currently outstanding approximately $712 million principal amount of Wisconsin Electric first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $2.8 billion as of September 30, 2000. Of this amount, approximately $1,187 million of permanent additions (166 2/3% of the principal amount of the bonds) were applied to the issuance of the bonds (or refundable bonds made the basis for the issuance of $130 million of the outstanding bonds) with the balance available for additional bonding or other applications permitted by the mortgage indenture securing the bonds. The aggregate depreciated book value of the Wisconsin Electric transmission assets is approximately $230 million. Following the release of the Wisconsin Electric transmission assets from the lien of the mortgage indenture, Wisconsin Electric's outstanding first mortgage


--------------------
     /30/Upon the transfer of transmission assets to the Transco, Wisconsin Electric may be deemed to be a "holding company" under the Act because of its more than 10% ownership interests in the Transco and the Corporate Manager. Consequently, Wisconsin Electric will file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act.

bonds will be secured by permanent additions with a depreciated book value of more than 3.5 times the aggregate principal amount of those bonds.

     After the release of the transmission assets from the lien of the indenture, which will be effected by substituting refundable (previously issued and retired) bonds in the aggregate principal amount of 6/10ths of the amount of cash that would otherwise be required to be deposited with the Trustee, as permitted by the indenture, there will be net bondable property additions of approximately $1.8 billion and refundable bonds in the aggregate principal amount of approximately $1.3 billion available for the issuance of additional bonds, the withdrawal or reduction of cash deposited or required to be deposited with the Trustee, or other applications permitted by the indenture. Wisconsin Electric has no intention to issue additional first mortgage bonds; however, it does intend to transfer additional utility assets free of the lien of the indenture in connection with the proposed further restructuring of its operations. Any such further transfers will be made in accordance with the terms of the indenture.

     With respect to the equity investors in Wisconsin Electric (preferred stockholders all of Wisconsin Electric's common stock is owned by Wisconsin Energy) and holders of Wisconsin Electric's unsecured debt securities, Wisconsin Electric's total assets will not be materially affected by the proposed transaction. Wisconsin Electric will receive directly or indirectly an equity interest in the Transco which approximates the value of the Wisconsin Electric transmission assets transferred to the Transco.

     Wisconsin Electric is required by order of the Public Service Commission of Wisconsin to maintain a capital structure in which equity constitutes 48.5% to 53.5% of total capital. The proposed transaction will not adversely affect Wisconsin Electric's ability to maintain a balanced capital structure in accordance with the requirements of the Public Service Commission of Wisconsin.

     Edison Sault has no equity holders other than Wisconsin Energy and has called for optional redemption of all of its outstanding first mortgage bonds. The proposed transaction will not adversely affect Edison Sault's ability to maintain a balanced capital structure.

          2.   Section 10(c)

     Section 10(c) of the Act provides that:

          Notwithstanding the provisions of subsection (b), the Commission shall not approve:

          (1) An acquisition of securities or utility assets, or of any other asset, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of any integrated public utility system ....

               a.  Section 10(c)(1)

     Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of
Section 8 of the Act, or detrimental to the carrying out of the provisions of
Section 11 of the Act.

     Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in, or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, subject to the right of each Member Utility to appoint a director of the Corporate Manager, voting powers are generally allocated based on contributions to the Transco. Accordingly, the proposed transactions meet the standards of
Section 11(a) of the Act.

               b.   Section 10(c)(2)

     As the following discussion will demonstrate, the proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system as required by Section 10(c)(2) of the Act.

                    (i)  Efficiencies and Economies.

     The proposed transaction tends toward a variety of efficiencies and economies. It implements the legislative intent of the Transco Legislation to meet the reliability and competitive needs of the State of Wisconsin by: 1) creating a single transmission system without pancaked rates; 2) encouraging creation of a regional grid; 3) simplifying administration of the highly constrained MAPP-MAIN interface by eliminating the multiple ownership of the

MAIN side of the interface;/31/ 4) increasing access from the south and west by creating incentives to improve overall import capability; and 5) preserving the value of the current owners' investments in the transmission system without write-up of the value of the assets. The Transco also takes the functional unbundling requirement of FERC Order Nos. 888 and 2000 a step further by separating transmission from generation and distribution into a separate entity. In addition, by combining the transmission systems of several utilities, the Transco will provide operational benefits, such as internalizing loop flow, eliminating constraints, and permitting calculation of available transmission capability on a system wide basis.

                    (ii) Integrated Public Utility System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.


--------------------
     /31/Wisconsin is split between two reliability councils, with the Western part of the state belonging to MAPP and the eastern part of the state belonging to MAIN. Currently transfer capacity at the MAPP/MAIN interface is limited.

     The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of those developments./32/

     Based on the statutory definition, the Commission has established four standards that must be met before it will find that an integrated public-utility system will result from a proposed acquisition of securities:

          (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

          (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

          (3) the system must be confined in its operations to a single area or region; and

          (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation./33/

The proposed transaction satisfies all four of these requirements. In examining proposed transactions to determine whether the integration requirements have been satisfied, the


--------------------
     /32/See, e.g., American Electric Power Co., HCAR No. 27186 (June 14, 2000)
                    --------------------------
     ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug. 1 1997)
                   -------------------------
     (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87
                                      ----------------
     (1991) (stating that "an agency is not required to" establish rules of conduct to last forever, "but rather must be given ample latitude to Aadopt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97 (1st Cir.
                          --------------------
     1945) (stating that an agency "is expected to treat experience not as a jailer but as a teacher").

     /33/Environmental Action, Inc. v.  SEC, 895 F.2d 1255, 1263 (9th Cir.
         ----------------------------------
     1990), quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).
                    --------------------------

Commission has "interpreted the Act and analyzed transactions in the light of
 ... changed and changing circumstances."/34/ Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transaction.

          (a)  Physical Interconnection

     In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in Item 1, the utility assets to be owned by the Transco are already physically interconnected.

          (b)  Single Interconnected and Coordinated System.

          Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy dictate./35/ As discussed above, the transmission assets that will be transferred to the Transco will be operated in a manner that satisfies the standard of economic and coordinated operations in Section


--------------------
     /34/AEP Order.
         ---------

     /35/See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992).
             -----------

2(a)(29)(A) of the Act. Moreover, the proposed transaction is expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

          (c)  Single Area or Region

     The "single integrated system" of the Transco will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois. Through the membership of additional transmission-owning-utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

          (d)  Localized Management, Efficient Operation and Effective
               Regulation

     The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transaction fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of :

          (1)  responsiveness to local needs/36/;

          (2) whether management and directors were drawn from local utilities/37/;


--------------------
     /36/See American Electric Power Co., HCAR No. 20633 (July 31, 1978)
             --------------------------
     (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public
                                                            --------------
     Utilities Corp., 37 S.E.C. 28, 36 (1956) (localized management evaluated in
     --------------
     terms of "local problems and matters involving relations with consumers").

     /37/See Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) (advantages
             ---------------------
     of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities).

          (3)  the preservation of corporate identities/38/; and

          (4)  the ease of communications/39/.

These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin Legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility (except Edison Sault and South Beloit) will elect one director to the Corporate Manager's Board of Directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco. Communication between the Transco and its members will flow easily./40/

     Finally, the formation of the Transco will have no impact on the existing integration of the Wisconsin Energy holding company system. In its Order dated April 10, 2000, regarding the acquisition by Wisconsin Energy of WICOR, Inc., the Commission made the following findings:

          The existing WEC electric utility system is, and following the Merger will continue to be, an integrated electric utility system ....

          [T]here is substantial evidence that the gas operations of [Wisconsin Electric] and Wisconsin Gas will constitute an integrated gas utility system within the meaning of section 2(a)(29)(B).


--------------------
     /38/See Northeast Utilities, HCAR No. 25221 (December 21, 1990) (utilities
             -------------------
     "will be maintained as separate New Hampshire corporations ... [t]herefore the advantages of localized management will be preserved"); Columbia Gas
                                                                 ------------
     System, Inc., HCAR No. 24599 (March 15, 1988) (benefits of local management
     -----------
     maintained where the utility to be added would be a separate subsidiary).

     /39/See American Electric Power Co., HCAR No. 20633 (July 21, 1978)
             --------------------------
     (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation").

     /40/In addition, under the Transco Legislation, the Transco and/or the Midwest ISO are obligated, to the maximum extent practicable, to "eliminate[ ] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service." Section 196.485(3)(c) of the Wisconsin Statutes.

          In this matter there will be de facto integration of the separate gas and electric systems./41/

The formation of the Transco and the participation in the Transco by Wisconsin Electric and Edison Sault will not alter in any way the facts on which the Commission based its April 10, 2000, findings that the Wisconsin Energy holding company system is integrated under the meaning of the Act.

          3.   Section 10(f)

     Section 10(f) provides that:

          the Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. As already discussed, Wisconsin law provides an incentive for Wisconsin public utility holding companies to transfer their transmission assets to a single-purpose transmission company such as the Transco will be.
The Wisconsin Transco Legislation also facilitates and regulates the proposed transaction. As described below, the transaction requires the approval of the Wisconsin Commission and that approval has been granted. Thus, the requirements of Section 10(f) are satisfied.


--------------------
     /41/HCAR No. 27163 (April 10, 2000).

B.   Section 3(a)(1)

     Section 3(a)(1) provides that unless the Commission would find an exemption "detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt any holding company from registration if such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

As previously noted, WEC is currently a Section 3(a)(1) exempt holding company pursuant to Commission order. After completion of the proposed transaction, WEC will continue to satisfy the requirements of Section 3(a)(1).

     Section 2(a)(8) of the Act provides that a utility, such as the Transco will be and the Corporate Manager may be, is a "subsidiary company" of any entity that owns at least 10% of its voting securities. Because WEC will own (indirectly through Wisconsin Electric and Edison Sault) more than 10% of the Transco and the Corporate Manager, each will be a "subsidiary company" of WEC.

     In its recent order granting WEC exemption from registration under Section 3(a)(1) in connection with its acquisition of WICOR, the Commission stated:

          Wisconsin Gas will remain the sole public-utility subsidiary of WICOR and will become an indirect, wholly owned subsidiary of WEC.
          Wisconsin Gas is incorporated under the laws of the state of Wisconsin and conducts all of its gas business within Wisconsin. WICOR will obtain 100 percent of its utility gross revenues from within Wisconsin, and WEC will obtain approximately 94 percent of its utility gross revenues from Wisconsin. The remaining six percent of utility gross revenues primarily come from [Wisconsin Electric's] and Edison Sault's operations in the Upper Peninsula of Michigan. Using the net operating revenues test, the number would be lower than six percent./42/

Based on that analysis the Commission concluded that WEC (and WICOR) would satisfy the standards of Section 3(a)(1), and issued an order granting exemption from registration.

     WEC's (indirect) acquisition of an interest in the Transco will have only a de minimis effect on the calculations the Commission relied on its April 2000
----------
order. All of the Transco's assets will be located in Wisconsin, with the exception of the Edison Sault and Wisconsin Electric transmission assets located in the Upper Peninsula of Michigan and some South Beloit transmission assets located in Illinois. The rates ultimately charged for the Transco's services, and thus its revenues and earnings, will be based largely on the value of its assets. WEC's share of the Transco's revenues and earnings attributable to activity in Michigan will actually be less than the imputed transmission revenue and earnings WEC currently receives from Michigan./43/ The reason is that WEC currently has a 100% (indirect) interest in its Michigan transmission assets but, upon transfer of those assets to the Transco, will have only a 48% (indirect) interest in them. The estimated value of South Beloit's Illinois transmission assets that will be transferred to the Transco is approximately $590,000 or 1/10 of 1% of the Transco's total assets. Thus,


--------------------
     /42/HCAR No. 27163 (April 10, 2000).

     /43/Currently, most of the transmission service that WEC's utility subsidiaries provide to their customers is bundled with the power those customers purchase. As a result, revenue and earnings attributable only to the sale of transmission service are not broken out but can be thought of as "imputed." Because the Transco will sell unbundled transmission service, once the Transco begins operation WEC will be able to identify its pro rata share of earnings and revenue attributable to transmission.

WEC's pro rata share of earnings and revenue attributable to the Illinois assets will be insignificant.

     Accordingly, the Applicants believe that WEC will retain its current
Section 3(a)(1) exemption after Wisconsin Electric's acquisition of interests in the Transco and Corporate Manager and Edison Sault's acquisition of interests in the Transco. On the Operations Date, the Transco and the Corporate Manager will clearly be "predominantly intrastate in character" and will carry out nearly all of their business in Wisconsin, the state where they are organized. Applicants estimate that until and unless additional non-Wisconsin utilities join the Transco, the Transco will derive approximately 95% of its revenues and income from Wisconsin activities. Similarly, approximately 95% of the total value of the Transco's transmission assets will be associated with transmission facilities located in Wisconsin. These figures are well within the ranges the Commission has previously found to be acceptable./44/

     For these reasons, WEC requests that the Commission affirm WEC's exemption from registration under Section 3(a)(1) of the Act.

     Wisconsin Electric may become a utility holding company in its own right as a result of its acquisition of a greater than 10% interest in the Transco and, assuming it is considered to be a public utility company, the Corporate Manager. Given that the Transco and the Corporate Manager will be "predominantly" Wisconsin utilities that carry out nearly all of their business in Wisconsin on the Operations Date, the Applicants believe that Wisconsin Electric will qualify for exemption from registration pursuant to Rule 2. Consequently, upon the completion of the


--------------------
     /44/See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (February 10, 1999).
                    ----------------------
transaction described in this Application, Wisconsin Electric will file an exemption statement on Form U-3A-2 pursuant to Rule 2.

     Edison Sault will own less than 10% of the Transco and will not have any ownership interest in the Corporate Manager. Consequently, the Transco and Corporate Manager will not be subsidiaries of Edison Sault for purposes of the Act and Edison Sault will not become a utility holding company. Edison Sault will therefore not be required to seek an exemption under the Act.

ITEM 4:   REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that the Applicants have obtained or expect to obtain in connection with the proposed transaction. Except as set forth below, no other state or local regulatory body or agency and no other federal commission or agency (except the Commission under the Act) is known to have jurisdiction over the proposed transaction, and no other regulatory approvals are required.

     A.   Federal Power Act.

          Under Section 203 of the Federal Power Act, the FERC has jurisdiction over the proposed transaction. Wisconsin Electric filed an application with the FERC on January 6, 2000, for authorization to transfer ownership and control of certain transmission facilities to the Transco (referred to in the proceeding at the FERC as "Wisconsin Transco"). On March 31, 2000, the FERC issued an order authorizing the transfer as consistent with the public interest./45/


--------------------
     /45/Wisconsin Electric Power Company, Docket No. EC00-45-000, Order Authorizing Disposition of Jurisdictional Facilities (March 31, 2000), 90 FERC (PAR) 61,346.

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

     Edison Sault filed an application with the FERC on August 28, 2000 for authorization to transfer ownership and control of certain transmission facilities to the Transco. On November 9, 2000, the FERC issued an order authorizing the transfer as consistent with the public interest./46/

     In addition to its Section 203 jurisdiction over the transfer to the Transco of transmission assets by individual Member Utilities, FERC has jurisdiction under Section 205 over the Transco's rates and terms and condition of service. The Transco applied to FERC on July 31, 2000, for approval of its proposed Open Access Transmission Tariff ("OATT"). On December 14, 2000, FERC issued an order in Docket No. EROO-3316-000, Accepting in Part and Rejecting in Part Filing of Open Access Transmission Tariff. In that order, FERC accepted the Transco's proposed OATT, with certain clarifications and modifications, as consistent with or superior to FERC's pro forma tariff./47/ FERC accepted the
                                      ---------
OATT to be effective on the date the associated rates become effective. With respect to the Transco's proposed rates, however, FERC stated that certain aspects of the rate proposal deemed to be rate "incentives," such as the capital expansion adder and shortened depreciation for new transmission facilities, were only available in the context of RTOs. On December 15, 2000, the Transco submitted a new Section 205 rate filing without the capital expansion adder and shortened depreciation life proposals. The rates proposed in the December 15, 2000, filing reflect a reduction of approximately 5% from the rates proposed in the July 21, 2000, filing but are otherwise identical to the rates proposed in the July filing. The Transco has asked FERC for expedited review of its December 15, 2000, filing.


--------------------
     /46/Edison Sault Electric Company, Docket No. ECOO-131-000, Order Authorizing Disposition of Jurisdictional Facilities (November 9, 2000), 93 FERC (PAR)61, 146.

     /47/American Transmission Company LLC, 93 FERC (PAR) 61, 627 (2000).
         ---------------------------------

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

Applicants do not believe that final FERC approval of the OATT price terms is required in order for the Commission to grant the authorizations requested in this Application. Based on the FERC's December 14, 2000, order approving the Transco's OATT, the Transco's December 15, 2000, Section 205 rate filing, and FERC precedent, the Transco can begin operations on January 1, 2001, without violating the Federal Power Act.

     B.  State Public Utility Regulation

          On December 22, 2000, the Wisconsin Commission issued its Order in Docket No. 137-NC-100. In that Order, the Wisconsin Commission ordered, inter alia, that Wisconsin Electric is authorized to become a member of the Transco by contributing its transmission facilities and land rights to the Transco.

     Edison Sault filed an application with the Michigan Commission on October 27, 2000, requesting the Commission to approve the classification of Edison Sault's facilities of 50kV or higher as transmission facilities and to grant any other approvals that may be needed to facilitate transfer of such facilities to the Transco, including approval of journal entries to record the transfer of the affected property. On December 20, 2000 the Michigan Commission issued an order approving the application.

     Wisconsin Electric filed an application with the Michigan Commission on October 27, 2000, requesting the Commission to approve the classification of its transmission and distribution facilities as determined by the Wisconsin Commission and the associated journal entries to record the transfer of transmission assets to the Transco. On December 20, 2000, the Michigan Commission issued an order approving the application.

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

ITEM 5:   PROCEDURE

     The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration and no hearing has been requested. The Applicants request that the Commission's Order be issued as soon as practicable in order to accommodate a closing before December 29, 2000. This will facilitate the Member Utilities' meeting the January 1, 2001 deadline contemplated by the Transco Legislation for the commencement of Transco operations and the timely completion of the transmission asset transfers that are required in order for the Wisconsin public utility holding companies to qualify for relief from the Wisconsin non-utility asset cap limit.

     The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the Order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6:   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1 Form of Articles of Organization of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-2 Form of Operating Agreement of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

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

          A-3 Form of Articles of Incorporation of ATC Management Inc. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-4 Form of Amended and Restated Articles of Incorporation of ATC Management Inc. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          A-5 Amended By-laws of ATC Management Inc. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-1 Form of O&M Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-2 Form of Services Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695

          B-3 Form of Asset Contribution Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-4 Form of Transco Forming Party Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-5 Form of Transco Generation - Transmission Interconnection Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-6 Form of Network Operating Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-7 Form of Transco Distribution-Transmission Interconnection Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          B-8 Form of Network Integration Transmission Service Agreement. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          C    Not Applicable.

          D-1  Application of Edison Sault to FERC.

          D-2  Application of Wisconsin Electric to FERC.

          D-3  Order of FERC regarding Wisconsin Electric Application.

          D-4  Order of FERC regarding Edison Sault Application.

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

          D-5   Application of Edison Sault to Michigan Public Service
                Commission.

          D-6 Application of Wisconsin Electric to Michigan Public Service Commission.

          D-7 Order of Michigan Public Service Commission regarding Wisconsin Electric.

          D-8   Order of Michigan Public Service Commission regarding Edison
                Sault.

          D-9 Application of the Transco to FERC. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          D-10 Order of FERC regarding Transco Application. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          D-11 Omnibus Application of the Transco and Member Utilities to the Public Service Commission of Wisconsin (Docket No. 137-NC-100). -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          D-12 Supplement to Omnibus Application. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          D-13 Order of Wisconsin Commission regarding Omnibus Application. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          E Interconnection Map. -- Incorporated by reference to Alliant Energy SEC File No. 70-9695.

          F-1   Preliminary Opinion of Quarles & Brady LLP.

          F-2   Past Tense Opinion of Quarles & Brady LLP.*

          F-3   Past Tense Opinion of Loomis, Ewert, Parsley, Davis & Gotting,
                P.C.*

          G.    Not applicable.

          H.    Form of Notice -- previously filed.

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

          I.   Description and valuation of transferred assets.

* To be filed by amendment.

     B.  Financial Statements.

          1.1 Balance Sheet of Wisconsin Energy and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Energy for the quarter ended June 30, 2000) (File No. 001-09057).

          1.2 Statement of Income of Wisconsin Energy and consolidated subsidiaries for the six months ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Energy for the quarter ended June 30, 2000) (File No. 001-09057).

          1.3 Balance Sheet of Wisconsin Electric, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric for the quarter ended June 30, 2000) (File No.001-01245).

          1.4 Statement of Income of Wisconsin Electric for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Electric for the six months ended June 30, 2000) (File No. 001-01245).

ITEM 7:   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

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

                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigneds thereunto duly authorized.

                              WISCONSIN ENERGY CORPORATION

                              By:   /s/ Larry Salustro
                                   -------------------
                                   Larry Salustro
                                   Senior Vice President and General Counsel


                              WISCONSIN ELECTRIC POWER COMPANY

                              By:   /s/ David K. Porter
                                   --------------------
                                   David K. Porter
                                   Senior Vice President

                              Dated: December 28, 2000

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